Morgan Stanley Finance LLC Structured Investments	Free Writing Prospectus to Preliminary Pricing Supplement No. 13,645 Filed pursuant to Rule 433 Registration Statement Nos. 333-275587; 333-275587-01 January 21, 2026

Market Linked Securities—Auto-Callable with Contingent Downside

Principal at Risk Securities Linked to the Lowest Performing of the S&P 500® Equal Weight Index, the State Street® SPDR® S&P® Regional Banking ETF and the Dow Jones Industrial AverageSM due January 28, 2032

Fully and Unconditionally Guaranteed by Morgan Stanley

Summary of terms

Issuer and guarantor	Morgan Stanley Finance LLC (issuer) and Morgan Stanley (guarantor)
Underlyings:	S&P 500® Equal Weight Index (the “SPW Index”), State Street® SPDR® S&P® Regional Banking ETF (the “KRE Shares”) and the Dow Jones Industrial AverageSM (the “INDU Index”)
Pricing date*	January 23, 2026
Original issue date*	January 28, 2026
Face amount	$1,000 per security
Automatic call

If, on any calculation day, beginning on January 28, 2027, the closing level of each underlying is greater than or equal to its respective call threshold level, the securities will be automatically called for the applicable call payment on the related call settlement date.

Calculation days* and call premiums

Calculation Day

Call Premium†

January 28, 2027

At least 12.00% of the face amount

July 28, 2027

At least 18.00% of the face amount

January 28, 2028

At least 24.00% of the face amount

July 28, 2028

At least 30.00% of the face amount

January 29, 2029

At least 36.00% of the face amount

July 30, 2029

At least 42.00% of the face amount

January 28, 2030

At least 48.00% of the face amount

July 29, 2030

At least 54.00% of the face amount

January 28, 2031

At least 60.00% of the face amount

July 28, 2031

At least 66.00% of the face amount

January 23, 2032 (the “final calculation day”)

At least 72.00% of the face amount

†to be determined on the pricing date

Call settlement dates	Three business days after the applicable calculation day; provided that the call settlement date for the final calculation day is the maturity date.
Maturity payment amount (per security)

●if the ending level of any underlying is less than its respective call threshold level but the ending level of each underlying is greater than or equal to its respective threshold level:

$1,000; or

●if the ending level of any underlying is less than its respective threshold level:

$1,000 × performance factor of the lowest performing underlying

Maturity date*	January 28, 2032
Starting level	For each underlying, the closing level or closing price on the pricing date, as applicable.
Ending level

With respect to each of the SPW Index and the INDU Index, the closing level on the final calculation day.

With respect to the KRE Shares, the closing price of one KRE Share on the final calculation day multiplied by the adjustment factor on such day.

Adjustment factor:	The “adjustment factor” means, 1.0, subject to adjustment in the event of certain events affecting the Fund.
Lowest performing underlying	The underlying with the lowest performance factor
Performance factor	With respect to each underlying, the ending level divided by the starting level
Call threshold level	90% of the starting level for each underlying
Threshold level	75% of the starting level for each underlying
Calculation agent	Morgan Stanley & Co. LLC, an affiliate of the issuer and the guarantor
Denominations	$1,000 and any integral multiple of $1,000
Agent discount

Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC will act as the agents for this offering. Wells Fargo Securities, LLC will receive a commission of up to $37.50 for each security it sells. Dealers, including Wells Fargo Advisors (“WFA”), may receive a selling concession of up to $1.00 per security, and WFA may receive a distribution expense fee of $0.75 for each security sold by WFA.

CUSIP	61780A6C4
Tax considerations	See preliminary pricing supplement

Hypothetical Payout Profile***

***assumes a call premium equal to the lowest possible call premium that may be determined on the pricing date

If the securities are not automatically called and the ending level of any underlying on the final calculation day is less than its respective threshold level, you will lose more than 25%, and possibly all, of the face amount of your securities at the maturity date.

Any positive return on the securities will be limited to the applicable call premium, even if the closing level of the lowest performing underlying on the applicable calculation day significantly exceeds its starting level. You will not participate in any appreciation of the underlyings.

The face amount of each security is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the securities, which are borne by you, and, consequently, the estimated value of the securities on the pricing date will be less than $1,000 per security. We estimate that the value of each security on the pricing date will be approximately $970.50, or within $40.00 of that estimate. Our estimate of the value of the securities as determined on the pricing date will be set forth in the final pricing supplement. See “Estimated Value of the Securities” in the accompanying preliminary pricing supplement for further information.

This document provides a summary of the terms of the securities. Investors should carefully review the accompanying preliminary pricing supplement referenced below, product supplement for principal at risk securities, index supplement and prospectus, and the “Selected risk considerations” on the following page, before making a decision to invest in the securities.

Preliminary pricing supplement:
https://www.sec.gov/Archives/edgar/data/895421/000183988226003705/ms13645_424b2-02183.htm

*subject to change

** In addition, selected dealers may receive a fee of up to 0.10% for marketing and other services.

The securities have complex features and investing in the securities involves risks not associated with an investment in ordinary debt securities. See “Selected risk considerations” in this term sheet and “Risk Factors” in the accompanying preliminary pricing supplement. All payments on the securities are subject to our credit risk.

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

The securities are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

Selected risk considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement, product supplement for principal at risk securities, index supplement and prospectus. Please review those risk factors carefully.

Risks Relating to an Investment in the Securities

●The securities do not pay interest or guarantee the return of the face amount of your securities at maturity.

●The appreciation potential of the securities is limited by the call payment specified for each calculation day.

●The market price will be influenced by many unpredictable factors.

●The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●Investing in the securities is not equivalent to investing in the underlyings.

●Reinvestment risk.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the face amount reduce the economic terms of the securities, cause the estimated value of the securities to be less than the face amount and will adversely affect secondary market prices.

●The estimated value of the securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●The securities will not be listed on any securities exchange and secondary trading may be limited.

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

●Hedging and trading activity by our affiliates could potentially adversely affect the value of the securities.

●The maturity date may be postponed if the final calculation day is postponed.

●Potentially inconsistent research, opinions or recommendations by Morgan Stanley, MSFL, WFS or our or their respective affiliates.

●The U.S. federal income tax consequences of an investment in the securities are uncertain.

Risks Relating to the Underlyings

●You are exposed to the price risk of each underlying.

●Investing in the securities exposes investors to risks associated with investments in securities with a concentration in the banking sector.

●Adjustments to the Indices could adversely affect the value of the securities.

●Adjustments to the Fund or to the fund underlying index could adversely affect the value of the securities.

●The performance and market price of the Fund, particularly during periods of market volatility, may not correlate with the performance of the fund underlying index, the performance of the component stocks of the fund underlying index or the net asset value per share of the Fund.

●The antidilution adjustments the calculation agent is required to make do not cover every event that could affect the Fund.

●Historical levels of the underlyings should not be taken as an indication of the future performance of the underlyings during the term of the securities.

For more information about the underlyings, including historical performance information, see the accompanying preliminary pricing supplement.

Morgan Stanley and MSFL have filed a registration statement (including a prospectus, as supplemented by the applicable product supplement and the index supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. You should read the prospectus in that registration statement, the applicable product supplement, the index supplement and any other documents relating to this offering that Morgan Stanley and MSFL have filed with the SEC for more complete information about Morgan Stanley, MSFL and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at.www.sec.gov. Alternatively, Morgan Stanley, MSFL, any underwriter or any dealer participating in the offering will arrange to send you the applicable product supplement, index supplement and prospectus if you so request by calling toll-free 1-(800)-584-6837.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo Finance LLC and Wells Fargo & Company.

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